UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution on Cash Dividend Payment

On November 11, 2025 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 3rd quarter for the fiscal year 2025 as follows:

Cash Dividend per Share (KRW)	2,500
Dividend Yield (%)	0.8
Record Date	November 26, 2025
Provisional Dividend Payment Date	December 11, 2025
Total Cash Dividend Amount (KRW)	189,051,947,500

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Above “Dividend Yield(%)” is the percentage of dividend per share to the arithmetic average share price of the closing share prices formed at the exchange market for the past one week from the trading day to preceding the board resolution date (Nov 11, 2025)

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Above “Provisional Dividend Payment Date”, the dividends are scheduled to be paid out within 1 month from the date of the Board of Directors resolution in line with the Article 165-12 of the Capital Market and Financial Investment Business Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: November 12, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President